Exhibit 99.1

SaverOne Signs Agreement with Fandango to Deploy its Driver Distraction Prevention Solution Across Heavy Truck Fleet

Expands Presence in Heavy-Truck Sector, Reinforcing Strategic Penetration into High-Risk Commercial Fleets

Petah Tikvah, Israel, Sept. 03, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in developing transportation safety solutions, today announced it has signed an agreement with Fandango, a waste collection and recycling company operating a large fleet of heavy trucks to deploy the SaverOne Driver Distraction Prevention Solution across its fleet.

This new agreement follows a successful pilot program during which Fandango collected clear data showing meaningful driver behavioral change and a substantial reduction in attempts to use distracting mobile applications while driving.

This agreement further expands SaverOne’s footprint into the heavy-truck sector, characterized by long driving hours, high distraction risk, and substantial safety and operational challenges. Deploying SaverOne across all its heavy trucks is expected to contribute to reducing accidents and potential liability claims, improve fleet availability, and lower overall costs.

Mr. Ori Gilboa, CEO of SaverOne, stated, “We are proud to welcome Fandango, a major heavy-truck fleet operator, as a new customer. Their decision to expand deployment after a successful pilot is a strong validation of the safety, efficiency, and operational value that our solution delivers. This agreement also highlights our growing momentum in the heavy-truck sector, where SaverOne is well positioned to deliver meaningful safety and operational benefits.”

Mr. Shai Medioni, Managing Partner of Fandango, added, “Fandango has always put safety first, and we are proud to leverage the best available technology to ensure our employees return home safely every day.”

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers and pedestrians; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; our ability to market and sell products to the heavy fleet/truck sectors and other sectors; its plans to continue to invest in research and development to develop technology for both existing and new products; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com